# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0001140361-21-017257
Filed by CIK 0001448698
Persons authorized to receive notices and communications: Charles Cherington, c/o Ara Partners, LLC,, 200 Berkeley Street, 26th Floor, Boston, Massachusetts (MA), 02116, (617) 838-3053

## Reporting persons
- Charles Cherington (CIK 0001448698): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,432,634; shared voting power 0; sole dispositive power 20,432,634; shared dispositive power 0; aggregate amount beneficially owned 20,432,634 (32.8% of the class)
  Comment: Rows 7, 9 and 11 consist of (i) 20,401,602 shares of common stock, par value $0.005 per share (the "Common Stock"), of Ernexa Therapeutics Inc. (the "Issuer") and (ii) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer (assuming a conversion rate of 2.2978).
  
  Row 13 is calculated based on an aggregate of 62,209,977 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 52,244,929 shares of Common Stock of the Issuer outstanding as of March 10, 2025 as reported on the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 12, 2025, (ii) 9,934,016 shares of Common Stock of the Issuer sold in the First Closing of the Private Placement (each as defined below) as reported on the Issuer's Current Report on Form 8-K filed with the SEC on April 3, 2025 and (iii) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock within 60 days, which are deemed outstanding pursuant to Rule 13-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Comment: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends certain Items of the Schedule 13D originally filed with the SEC on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on December 14, 2022 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on September 7, 2023 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on December 20, 2023 (Amendment No. 4) and Amendment No. 5 thereto filed with the SEC on March 5, 2025 ("Amendment No. 5," and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to herein as the "Schedule 13D") by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided in Item 5 of this Amendment No. 6 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended by adding the following: The Reporting Person acquired 3,768,397 shares of common stock of the Issuer pursuant to the Purchase Agreement in the First Closing (each as defined below) and, if the Issuer's stockholders approve the Private Placement, will receive an additional 21,241,163 shares of the Issuer's common stock in the Second Closing (as defined below). Other than the shares that may be acquired in the Second Closing, the Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 2, 2025, the Reporting Person owned directly (i) 20,401,602 shares of Common Stock of the Issuer and (ii) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer (assuming a conversion rate of 2.2978). Rows 11 and 13 set forth on the cover page to this Amendment No. 6 are hereby incorporated by reference in this Item 5 (a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10, inclusive, set forth on the cover page to this Amendment No. 6 are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days:
On April 2, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain accredited investors, including the Reporting Person, pursuant to which the Issuer agreed to issue and sell to such accredited investors in a private placement an aggregate of approximately 58,262,918 shares of the Issuer's common stock (or pre-funded warrants to purchase shares of the Issuer's common stock), at a purchase price of $0.1046 per share, for an aggregate purchase price of approximately $7,250,000 (the "Private Placement"). For purposes of complying with Listing Rules 5635(b) and 5635(d) of the Nasdaq Stock Market LLC, the Private Placement will take place in two separate closings. The first closing took place on April 2, 2025 (the "First Closing") in which the Company sold (i) an aggregate amount of 9,934,016 shares of the Issuer's common stock and (ii) pre-funded warrants to purchase up to an aggregate amount of 509,736 shares of the Issuer's common stock. The second closing (the "Second Closing") will include the sale and issuance of an additional 48,328,902 shares of the Issuer's common stock and pre-funded warrants to purchase up to 10,539,000 shares of the Issuer's common stock. The Second Closing is conditioned upon, among other customary closing conditions, the receipt of stockholder approval of the Private Placement. The Issuer has agreed to hold a meeting of its stockholders for the purpose of obtaining stockholder approval of the Private Placement as soon as reasonably possible following the mailing of a proxy statement, but not later than the later of (i) June 30, 2025 or (ii) if the Securities and Exchange Commission (the "SEC") notifies the Company that it will review the preliminary proxy statement, July 30, 2025. If the stockholders do not approve the Private Placement, the Second Closing will not take place. Each of the purchasers party to the Purchase Agreement has agreed to vote all shares of voting capital stock of the Issuer owned by such purchaser (other than shares acquired at the First Closing) in favor of the approval of the Private Placement.

The Issuer agreed to file a registration statement for the resale of the shares issued, and the shares underlying the pre-funded warrants issued in the First Closing within 15 days of the First Closing, and to file an additional registration statement within 10 days after the Second Closing, for the resale of the shares issued and the shares underlying the pre-funded warrants issued in the Second Closing. The Issuer also agreed to use its reasonable best efforts to have the initial registration statement declared effective within 45 days from the filing date (or 60 days if the registration statement is reviewed by the SEC) and to have the additional registration statement declared effective within 30 days of the filing date (or 60 days if the registration statement is reviewed by the SEC).

Pursuant to the Purchase Agreement, the Reporting Person acquired 3,768,397 shares of the Issuer's Common Stock in the First Closing. If the Issuer's stockholders approve the Private Placement, the Reporting Person is expected to receive 21,241,163 shares of the Issuer's common stock in the Second Closing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to the Purchase Agreement, the Reporting Person has agreed, along with all other purchasers party to the Purchase Agreement, to vote all shares of voting capital stock of the Issuer owned by the Reporting Person (other than shares acquired in the First Closing) in favor of the approval of the Private Placement at any meeting of the Issuer's stockholders where such approval is sought. If the Reporting Person fails to vote the shares pursuant to the Purchase Agreement, the Reporting Person agrees to appoint the Chief Executive Officer of the Issuer to act as the proxy for the Reporting Person's shares that are permitted to vote at any such stockholder meeting.

## Signatures
- Charles Cherington: /s/ Charles Cherington, Charles Cherington (04/04/2025)